January 24, 2005

VIA EDGAR

Ms. Maryse Mills-Apenteng

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

RE:          Transaction Systems Architects, Inc. (“TSA”); Preliminary Proxy Statement (Amendment No. 1)

Dear Ms. Mills-Apenteng:

Pursuant to your conversations last week with Steve Gillette of Jones Day and with me, TSA is filing herewith Amendment No. 1 to the above-captioned proxy statement.  I believe these changes address all the comments you conveyed to Steve and me last week.

Please contact me at 402/390-8993 or Steve at 650/739-3997 to confirm that your comments have been addressed, or to provide any additional comments you may have.  Thank you for your attention to this matter.

Sincerely,

/s/ Dennis P. Byrnes

Dennis P. Byrnes
Senior Vice President
General Counsel

/kan

Attachment

cc:	Stephen E. Gillette, Jones Day